Exhibit 12.1

Encompass Health Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our convertible perpetual preferred stock.

	2017	2016	2015	2014	2013

COMPUTATION OF FIXED CHARGES:

Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$158.1	$174.1	$144.2	$110.7	$102.3

Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	—	—	—	—	—

Interest element of rentals (1)	28.7	28.3	20.6	19.8	21.6

Total fixed charges	186.8	202.4	164.8	130.5	123.9

COMPUTATION OF EARNINGS:

Pre-tax income from continuing operations before equity in net income of nonconsolidated affiliates	$488.4	$472.2	$386.9	$376.2	$384

Fixed charges	186.8	202.4	164.8	130.5	123.9

Amortization of capitalized interest	0.3	0.2	0.2	0.2	0.1

Distributed income of equity investees	8.6	8.5	7.7	12.6	11.4

Interest capitalized	(3.7)	(2.0)	(1.3)	(1.5)	(1.9)

Total earnings	$680.4	$681.3	$558.3	$518.0	$517.5

RATIO OF EARNINGS TO FIXED CHARGES	3.6	3.4	3.4	4.0	4.2

(1) Management has determined the interest component of rent expense to be 33%.